HART & TRINEN
                                Attorneys at Law
                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)


                                  June 21, 2005

Pradip Bhaumik
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 0308
Washington, DC 20549

      Re:   ONTV, Inc.
            Proxy Statement

     This office represents ONTV, Inc. (the "Company"). Amendment No. 1 to the Company's Preliminary Proxy Statement has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated May 6, 2005. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. A numerical reference next to a response indicates the page where changes have been made in response to the comment.

                                                                  Page Reference

1. The Company has no plans to cease reporting as a
Section 12 company.                                                    N/A

2. The Company is a small business issuer and as a result,
paragraphs (b)(8)-(10) of Item 14, Schedule A, do not apply
to the Company. The amended proxy statement includes pro-forma
financial statements reflecting the proposed asset sale.               N/A

3.    The  financial  statements  required by paragraph
(c)(2) of Item 14, of Schedule A are included in the amended
roxy statement.                                                        14

4.    The agreement relating to the sale of the Company's
assets was signed on May 23, 2005 and was filed as an exhibit to the Company's report on Form 10-Q for the quarter ended
March 31, 2005.                                                       N/A

5.     Comment complied with.                                          1

                                                               Page Reference

6.    Comment complied with.                                           2

7.    Comment complied with.                                           2

8.    Comment complied with.                                           5

9.    Mr. Fasano is the sole officer and director of the
Company. Mr. Fasano did not have any negotiations with himself.       13

10.  Comment complied with.                                           5

11.  Comment complied with.                                           5

12.  Comment complied with.                                           5

13.  Comment complied with.                                          4, 6

14.  Comment complied with.                                           6

      15. The Amended Proxy Statement provides the disclosures
requested by the first sentence of Comment 15. As far as the third sentence of Comment 15 is concerned, the obligation to make payments is not in any way discretionary on Mr. Fasano's part. Mr. Fasano will be in breach of contract and liable for damages if he fails to make the payments required by the terms
of his agreement with the Company.                                    6

16.  Comment complied with.                                           7

17.   The Company plans to dismiss its lawsuit against
Airborne Express.                                                   N/A

18.  The liabilities of Seen On TV will not be capped at
$400,000. If the subsidiary's liabilities are in excess of
$400,000 Mr. Fasano may, at his election, terminate the
agreement or proceed with the transaction.                          N/A

19.   Comment complied with.                                         8

20.   Comment complied with.                                         8

                                                                Page Reference

21.  The consideration received from Mr. Fasano will not
be in the form of a note. Mr. Fasano's obligations are
contained in the agreement relating to the sale of the
assets. The amended proxy statement indicates that Mr.
Fasano's obligations are unsecured.                                  6

22.   We have added disclosures to the proxy statement
in response to Comment 22. The Company did not perform
any valuation analysis to determine the sales price nor
did it make any comparisons of recent sales of similar
companies in the industry. The Company has not received
any offers from any other person to buy its business.                5

23.  Every person or company that sells merchandise by
means of the internet is a competitor of the Company.
The Company does not know its main competitors or its
share of the electronic retailing market.                          N/A

24.  The Company plans to dismiss its lawsuit against
Airborne Express.                                                  N/A

25.  The Company does not know of any:                             N/A

     o material trends or uncertainties that will have or are reasonably likely to have a material impact on its revenues or income or result in its liquidity decreasing or increasing in any material way,

     o economic or industry-wide factors which are relevant to its business, or

     o any short or long-term material opportunities, challenges or risks with respect to its business, other than the risk that the Company may not be profitable in the future.

      The Company does not believe that its past performance is indicative of future performance.

      26. Part I, Item 3 of the Company's report on Form
10-Q for the quarter ending March 31, 2005 has been amended
in response to this comment. The wording regarding the
Company's controls and procedures in all future filings will
be the same as that in the March 31, 2005 10-Q report.             N/A

      27. Part I, Item 3 of the Company's report on
Form 10-Q for the quarter ending March 31, 2005 has
been amended in response to this comment. The wording
regarding the Company's controls and procedures in all
future filings will be the same as that in the March 31,
2005 10-Q report.                                                  N/A

                                                                 Page Reference

28.  The party who received the note payable is
disclosed in Note B to the Company's financial
statements filed as part of its March 31, 2005
10-Q. In all future filings any footnote which
discusses the note payable will mention the name
of the note holder.                                               N/A

29.  Item 12 to the Company's report on Form 10-K
for the year ended June 30, 2004 discloses the fact
that Daniel M. Fasano controls Web Marketing FX and
Boo Boo Marketing LLC. Item 12 to the Company's next
report on Form 10-K will disclose that the terms of
the Company's agreements with Web Marketing FX and
Boo Boo Marketing are at least as favorable as the
Company could have obtained with unrelated third parties.         N/A

30.  The Section 302 certifications in the Company's
report on Form 10-Q for the quarter ending March 31,
2005 have been amended in response to this comment.
The wording in the Section 302 certifications in all
future filings will be the same as that in the March 31,
2005 10-Q report.                                                 N/A

31.  Management's Discussion and Analysis contained in
the Company's report on Form 10-Q for the quarter ending
March 31, 2005 discloses the reason for the increase in sales.    N/A

32.  Note B to the financial statements contained in
the Company's March 31, 2005 10-Q report discloses the
consideration given to the note holder for restructuring
the loan.                                                         N/A

     If you should have any questions concerning the above please do not hesitate to contact the undersigned.

                                    Very truly yours,

                                    HART & TRINEN, L.L.P.




                                    William T. Hart